BRIGHT MINDS BIOSCIENCES ANNOUNCES LAUNCH OF US$100 MILLION PUBLIC OFFERING

New York City, January 6, 2026 - Bright Minds Biosciences Inc. (CSE: DRUG) (NASDAQ: DRUG) (“Bright Minds” or the “Company”) announces the launch of a public offering of common shares in the capital of the Company (the “Common Shares”) and, in lieu of Common Shares to investors that so choose, pre-funded warrants (the “Pre-Funded Warrants”) to purchase Common Shares, for aggregate gross proceeds of US$100 million (the “Offering”). In connection with the Offering, the Company intends to grant to the underwriters, a 30-day option to purchase up to an additional 15% of the Common Shares issued in the Offering.

The Company intends to use the net proceeds from the Offering to fund future clinical trials for the Company’s drug candidates, including for absence seizures, DEE, and Prader-Willi Syndrome, as well as initiation of phase 1 clinical drug trials for BMB-105, and additional research and development work on earlier phase programs, as well as for general corporate and working capital purposes.

Jefferies, TD Cowen, Piper Sandler & Co., and Cantor are acting as joint book-running managers for the Offering.

The Company has filed a shelf registration statement on Form F-3 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) which was declared effective by the SEC on September 2, 2025. The Offering is being made solely by means of a prospectus and a prospectus supplement that form a part of the Registration Statement. A copy of the preliminary prospectus supplement and accompanying prospectus relating to this Offering will be filed with the SEC. Before you invest, you should read the prospectus in that Registration Statement and other documents the Company has filed with the SEC for more information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the preliminary prospectus supplement and accompanying prospectus relating to the Offering may be obtained from (i) Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com, (ii) TD Securities (USA) LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at TDManualrequest@broadridge.com, (iii) Piper Sandler & Co., Attention: Prospectus Department, 350 North 5th Street, Suite 1000, Minneapolis, Minnesota 55401, or by telephone at (800) 747-3924, or by e-mail at prospectus@psc.com, or (iv) Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Bright Minds

Bright Minds is a biotechnology company developing innovative treatments for patients with neurological and psychiatric disorders. Our pipeline includes novel compounds targeting key receptors in the brain to address conditions with high unmet medical need, including epilepsy, depression, and other CNS disorders. Bright Minds is focused on delivering breakthrough therapies that can transform patients' lives.

Bright Minds has developed a unique platform of highly selective serotonergic agonists exhibiting selectivity at different serotonergic receptors. This has provided a rich portfolio of NCE programs within neurology and psychiatry.

Contact Information

Alex Vasilkevich

Chief Operating Officer

Bright Minds Biosciences Inc.

T: 414-731-6422

E: alex@brightmindsbio.com

Website: www.brightmindsbio.com

Investor Relations

Lisa M. Wilson

T: 212-452-2793

E: lwilson@insitecony.com

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release.

Forward-Looking Information

This document contains “forward-looking statements” that were based on the Company’s expectations, estimates and projections as of the dates those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements made in this news release include statements regarding the sales of securities pursuant to the Offering and the Company’s use of proceeds from the Offering.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•changes in general economic conditions, the financial markets, inflation and interest rates, fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•inherent risks associated with pharmaceutical companies, including with respect to outcomes of testing of potential drug candidates, compliance with regulatory requirements from all jurisdictions in which the Company operates or may operate, and competition;

•the risk of inadequate insurance or inability to obtain insurance to cover operational risks;

•our ability to comply with the extensive governmental regulation to which our business is subject;

•uncertainties related to unexpected judicial or regulatory proceedings;

•changes in, and the effects of, the laws, regulations and government policies affecting our intellectual property, pre-clinical and clinical drug trials;

•litigation risks and the inherent uncertainty of litigation;

•our reliance upon key management and operating personnel;

•the competitive environment in which we operate;

•the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•Management Discussion and Analysis (“MD&A”), quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”; and

•whether or not the proposed Offering will be completed, and the risks and uncertainties related to the expected use of proceeds.

For further information on Bright Minds, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission available at www.sec.gov and home jurisdiction filings that are available at www.sedarplus.ca, including the “Risk Factors” included in our Annual Information Form.